Miller Nash LLP Attorneys at Law	3400 U.S. Bancorp Tower 111 S.W. Fifth Avenue Portland, Oregon 97204-3699

OFFICE 503.224.5858
FAX 503.224.0155

Mary Ann Frantz, P.C.
maryann.frantz@millernash.com
(503) 205-2552 direct line

July 18, 2012

By E-Mail and filed on EDGAR under “CORRESP”

Ms. Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Subject:	Quality Systems, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2012 by Ahmed D. Hussein et al.
File No. 001-12537

Dear Ms. Chalk:

We are in receipt of your letter dated July 17, 2012, regarding the subject filing.  On behalf of Ahmed Hussein, set forth below are responses to the comments in your letter.  The headings below correspond to the numbered comments and headings; we have included each comment in full, followed by the response.

A Second Amended Preliminary Proxy Statement and related proxy card (together, the “Second Amended Preliminary Proxy Materials”) is contemporaneously being filed on Edgar.  Other revisions to update and correct information in the subject filing have also been made.   Remaining blanks, including certain dates and the costs of the solicitation, will be completed in the definitive materials.  Attached to the e-mail copy of this letter is a marked copy of the Second Amended Preliminary Proxy Materials, showing revisions from the amended preliminary proxy materials filed on July 16, 2012.

Ms. Christina Chalk
July 18, 2012

Revised Preliminary Proxy Statement on Schedule 14A filed on July 16, 2012

Reasons for This Solicitation, page 6

1.
We note your statement on page 9 that Mr. Hussein “as described in more detail below, believes that the Company’s revenues could be significantly higher if its inpatient and outpatient business units were integrated.”  Please revise to clarify the basis for your belief that revenues could be significantly higher if the inpatient and outpatient units were integrated.  While you discuss some of your prospective plans on page 10, it is unclear why you believe significantly higher revenues will result if these plans are implemented.

Response:

The requested information has been inserted on page 9 of the Second Amended Preliminary Proxy Materials.

Voting and Proxy Procedures, page 17

2.
Please revise your proxy statement and proxy card to provide clear instructions for how shareholders of record may direct how they may allocate their respective votes on your proxy card.  For example, it is unclear if shareholders of record choose to cumulate their votes and provide for unequal voting allocations whether they should write the number of votes they want to allocate next to each nominee’s name on the proxy card.  Further, the proxy card should provide some instruction to the effect that shareholders holding shares in street name who wish to cumulate their votes must do so through instructions to their intermediary.

Response:

The requested information has been inserted on page 17 and in the proxy card of the Second Amended Preliminary Proxy Materials.

Incorporation By Reference

3.
We note that you have deleted your “Incorporation By Reference” section in your revised proxy statement.  Please revise to clearly indicate which portions of Schedule 14A you are incorporating by reference from management’s definitive proxy statement.  Please refer to Rule 14a-5(c).

Ms. Christina Chalk
July 18, 2012

Response:

References to the Company’s proxy statement regarding Proposals 2 and 3 have been inserted on pages 15 and 16 of the Second Amended Preliminary Proxy Materials.  There are also references to the Company’s proxy statement on page 1 of the Second Amended Preliminary Proxy Materials regarding the Company’s nominees, and on page 18 of the Second Amended Preliminary Proxy Materials regarding the votes required for approval of Proposals 2 and 3.

The Second Amended Preliminary Proxy Materials comply with Rule 14a-5(c) by reprinting the Company’s information related to shareholder proposals, page 21, and security ownership of certain beneficial owners and management, Schedule II.

If you have any additional questions, please contact the undersigned at (503) 205-2552 .

Very truly yours,

/s/ Mary Ann Frantz

Mary Ann Frantz, P.C.